Exhibit 99.3

TORQUE ESPORTS CORP.

(formerly Millennial Esports Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

Dated: February 17, 2020

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the year ended August 31, 2019 and 2018

INTRODUCTION

Torque Esports Corp. (formerly Millennial Esports Corp.) (“Torque” or the “Company”) was incorporated on April 8, 2011 as a private company pursuant to the provisions of the Business Corporations Act (Ontario). As of August 31, 2019, and 2018, the Company’s common shares are listed on the Toronto Venture Stock Exchange (TSXV) under the symbol “GAME” and on the OTCQB in the United States of America under the symbol “MLLLF”. The authorized share capital of the Company consists of an unlimited number of common shares, without nominal or par value.

The United States Dollar is the Company’s functional and reporting currency. Unless otherwise noted, all dollar amounts are expressed in United States Dollars.

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Torque constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ended August 31, 2019 and 2018. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.

This MD&A should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended August 31, 2019 and 2018, together with the notes thereto.

For the purposes of preparing this MD&A, management, in conjunction with the Board of the Company (the “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Torque’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from https://torqueesport.com/ or www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

This MD&A contains forward-looking information and statements (“forward-looking statements”) which may include, but are not limited to, statements with respect to the future financial or operating performance of the Company. Forward-looking statements reflect the current expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the actual results, performance or events to be materially different from any future results, performance or events that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this MD&A. Although the Company has attempted to identify important factors that could cause actual results, performance or events to differ materially from those described in the forward-looking statements, there could be other factors unknown to management or which management believes are immaterial that could cause actual results, performance or events to differ from those anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or events may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Forward-looking statements contained herein are made as of the date of this MD&A and the Company assumes no responsibility to update forward looking statements, whether as a result of new information or otherwise, other than as may be required by applicable securities laws.

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

BUSINESS OVERVIEW

Torque focuses on three areas esports data provision, esports tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport intellectual property, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). Torque offers gamers everything from free- to-play mobile games to the high end simulators. Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders.

During July 2019, Torque restructured its business and leadership team. As such Torque refocused on parts of the existing business that could be made profitable in the near term and on investigating mergers and acquisition opportunities that were both synergistic to the existing business and/or could speed up the timeline to profitability. Torque also focused on reducing overhead dramatically with a reduction in non-essential resources including offices, personnel and consultants. Unprofitable projects and business units were either streamlined or wound down.

In addition, Torque’s new management focused attention on building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) who provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to monetize the huge number of eyeballs in the gaming and esports space. These efforts allowed Torque to focus short term on being a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model.

Torque has transitioned itself in this period from a high overhead, low revenue business to one that is lean, focused and has used mergers and acquisitions to short cut its structural maturity and path to revenue and profit.

Torque uses the buzz of esports to tell the story about this new booming industry,but is building its revenue streams in known areas for investors: video games, data, motorsport and now media.

Since July 2019, Torque has made significant strides in lowering costs and focusing investment in high growth areas. The ground work for the future was being completed in this period but the financial results will not be clear until the second half of 2020 – when Torque will show leadership in this space as a diversified company with its centre of gravity based around the high growth areas of video gaming and esports.

Whilst this rationalization and overhead cutting was being deployed, Torque also looked at how mergers and acquisitions could be used to speed up its path to profitability and to speed up bolstering its structure and processes. Torque considered a number of opportunities to support its push in racing esports and diversify its esports focus. It also looked at a wider diversification into ‘digital entertainment’.

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

This consideration resulted in a number of acquisitions that have been publicly announced. These include the following:

●	On November 6, 2019, the Company signed a definitive agreement to acquire UMG Media Ltd. (“UMG”). The transaction closed on December 31, 2019 and was carried out by way of a plan of arrangement under the Business Corporations Act (Alberta). UMG shareholders will receive, on an exchange ratio of 0.0643205, common shares of Torque. In total, Torque will issue approximately 4,329,445 Torque Shares (the “Consideration Shares”) in exchange for the UMG securities to be exchanged pursuant to the transaction, including the securities to be issued pursuant to the UMG Private Placement (defined below) (a total of 812,361 of these Torque Shares will be issued to the UMG Private Placement shareholders and the remainder shall be issued to the current UMG Shareholders). In addition, each outstanding option and warrant to purchase a UMG Share will be exchanged for an option or warrant, as applicable, to purchase a Torque share, based upon the exchange ratio. This transaction was approved at the special meeting of UMG shareholders held on December 17, 2019 and the final order regarding the Arrangement was granted by the Court of Queen’s Bench of Alberta on December 18, 2019. Pursuant to the Arrangement, Torque has acquired all of the issued and outstanding UMG Shares, by way of a plan of arrangement, based on an exchange ratio of 0.0643205 of a Torque common share for each UMG Share held by the former UMG Shareholders. The plan of arrangement was completed on December 31, 2019.
●	On November 22, 2019, Torque, Frankly Inc. (“Frankly”), and WinView Inc. (“WinView”) announced that the three companies have agreed to combine to form an integrated news, gaming, sports and esports platform. The parties have until February 14, 2020 to close this transaction, which is subject to various closing conditions, including the audit of the Company. The three companies have entered into a binding letter agreement (the “Letter Agreement”) that provides for Torque to acquire all of the issued and outstanding common shares of Frankly and all of the issued and outstanding securities of WinView pursuant to (a) a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”) or, (b) solely with respect to WinView, a statutory merger under the General Corporation Law of the State of Delaware or another acquisition structure mutually agreed among Torque, Frankly and WinView in respect of Torque’s acquisition of the securities of WinView (an “Alternative Structure”) (collectively, the Plan of Arrangement and an Alternative Structure, if applicable, are referred to as the “Transaction”). In addition, should any amount be awarded from WinView’s patent portfolio, 50% of the net license fees, damage awards or settlement amounts collected from third parties, with such payments to be calculated after deduction for all associated legal costs incurred in connection to such amounts. Upon closing of this transaction, it is expected that Tom Rogers, Chairman of Frankly and WinView will assume the role of the Chairman of the Board and Lou Schwartz (CEO of Frankly) and Darren Cox (CEO of the Company) will act as Co-CEO’s. The combined company is expected to have the following capital structure. The common shares of Frankly will be exchanged for common shares of Torque on a one for one basis. Frankly convertible securities will remain outstanding and be exercisable for common shares of Torque on the same terms. Pursuant to the Plan of Arrangement or Alternative Structure, if applicable, holders of securities of WinView will receive common shares of Torque having a total value of $35,000,000, based on a share price of CAD$1.75 ($1.32) per common share of Torque, and/or contingent rights, in exchange for the securities of WinView held by them. The contingent rights will entitle holders to proceeds from the enforcement of WinView’s patent portfolio as further specified in the Letter Agreement. A certain director of the Company holds 200,000 common shares and 100,000 common share purchase warrants in Frankly. In addition, SOL Global Investments Corp (“SOL Global”), a company related due to the fact that a certain director of the Company serves as its Chief Financial Officer, has disclosed that it was a holder of greater than 10% on a partially diluted basis of shares in the Frankly.

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

●	On October 18, 2019, the Company signed a definitive agreement to acquire a 51 percent interest in motorsport simulator manufacturer, All in Sports SRL (“All In Sports”), incorporated in Italy, for $5,632,000 comprised of the following: total cash consideration of $1,900,000 to be payable to the shareholders of All In Sports in three tranches on or prior to November 30, 2019. As at August 31, 2019, $1,470,000 had been paid as advanced to All In Sports and is included in long term prepaid expenses and deposits. Of this amount, a total of $1,350,000 has been advanced as part of the consideration for the purchase price and $120,000 has been advanced as deposits for the purchase of simulators. No interest in accruing on this advance. (i) $3,732,000 to be paid in 1,985,424 common shares of Torque; and (ii) Torque shall have the option to purchase the remaining 49% of All In Sports beginning 18 months following the closing date and ending 24 months following the closing date for the lesser of: (i) ten times EBITDA for fiscal 2020; or (ii) $20,000,000 based on certain milestones. The Company shall be entitled to a preferred purchase price for eRacer simulators for a period of two years from the closing date of the transaction. The preferred price shall be the lesser of (i) 20% discount on current fair value or (ii) $240,000 per simulator. This transaction is subject to regulatory and exchange approval.
●	On November 26, 2019, signed a binding letter of intent to acquire all of the issued and outstanding shares of DriverDB AB, a Swedish esports racing company, for £400,000 ($488,000) in a combination of cash and common shares of the Company. As of February 14, 2020, a definitive agreement had not been signed. On November 7, 2019, the Company entered into a binding letter of intent with LetsGoRacing, a U.K. based automotive YouTube Channel. The parties will enter into a definitive purchase and sale agreement, which will reflect the following terms: (i) total cash consideration of £315,000 ($384,300) to be payable to the shareholders of LetsGoRacing in tranches ending on the 30th day following the signing of the definitive agreement; and (ii) £136,000 ($165,920) worth of common shares of the Company to be issued at a price per share equal to the greater of the share price on the date of signing the letter of intent or the date of signing the definitive agreement, with such shares subject to up to a 12 month hold period. This transaction is subject to regulatory and exchange approval. As of February 14, 2020, this transaction has yet to close.

FINANCINGS

Convertible Debt Financings

On July 8, 2019 through August 8, 2019, the Company completed three tranches of a non-brokered private placement of convertible debentures (the “second series” or “Series Two”) in the principal amount aggregating CAD$15,000,012 ($11,401,984). Included in the amounts raised were CAD$5,113,112 ($3,844,200) received from companies associated with a corporation with which a director of the Company is a senior officer. The debentures will mature 36 months from the date of issuance and bear interest at a rate of 6% per annum, payable on maturity. The debenture holders may convert all or a portion of the convertible loan principal into units of the Company at a price of CAD$0.50 ($0.38) per unit. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of CAD$0.50 ($0.38) per share for a period of five years from the issuance. The Company shall be entitled to call for the exercise of any outstanding warrants following the 6 month anniversary of closing in the event that the closing trading price of the shares is above $3.00 for fifteen consecutive trading days. The Series Two Convertible debentures includes a call option in which the Company may force exercise of the warrants if the stock price exceeds CAD$3.00 ($2.26) for fifteen consecutive trading days, starting six months from the closing date.

Commencing December 18, 2018 through June 27, 2019 the Company closed seven tranches of a non- brokered private placement of convertible debentures (“Series One” or “the first series”) with an aggregate principal amount of CAD$3,536,350 ($2,655,090). The debentures mature 24 months from the date of issuance and bear interest at a rate of 12% per annum, payable on maturity. The debenture holders may convert at any time, all or a portion of the convertible loan principal into units of the Company at a price of CAD$6.75 ($5.08) per unit for the first 12 months and thereafter at a price of CAD$7.50 ($5.64) per unit until maturity. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of CAD$6.75 ($5.08) per share for the first 12 months and thereafter at a price of CAD$7.50 ($5.64) per share for a period of five years from the issuance of the debentures. The Series One convertible debentures included a call option in which the Company could force exercise of the warrants if the stock price exceeded CAD$27.00 ($20.30) for five consecutive trading days.

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

Equity Financing

On December 18, 2019, the Company closed the first tranche of a non-brokered private placement of up to 4,000,000 units at a price of $0.94 (CAD$1.25) per unit (the “Offering”) for gross proceeds of up to $3,761,000 (CAD$5,000,000). A total of 872,000 units were issued for cash proceeds of $414,000 (CAD$550,000) and $406,000 (CAD$540,000) issued to creditors to settle amounts owing on the closing of this first tranche of the Offering. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of $1.35 (CAD$1.80) per share. Of the $819,000 (CAD$1,090,000) raised, $75,000 (CAD$100,000) were subscribed to by a director of the Company.

SELECTED ANNUAL INFORMATION

	Year Ended August 31, 2019 $	Year Ended August 31, 2018 $
Total assets	10,685,697	14,908,615
Total liabilities	18,352,879	8,118,943
Working capital	(693,391)	(5,798,474)
Expenses (Income)	18,171,745	14,018,166
Net (loss) income	(14,737,998)	(11,503,463)
Net (loss) earnings per share, basic and diluted	(6.28)	(5.28)

COMPARISON OF INCOME STATEMENT FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018

The Company reported a net loss of $14.7 million the year ended August 31, 2019 (August 31, 2018: $9.6 million). The Company continues to sustain a recurring loss as it builds its business. Significant variances comparing the year ended August 31, 2019 to the year ended August 31, 2018 were as follows:

●	The Company’s revenue grew by $0.7 million from $3.5 million for the year ended August 31, 2018 to $4.2 million for the year end August 31, 2019. This increase was driven primarily by games and membership income in Eden Games, revenue from its data company, Stream Hatchet, and event income.
●	The change in the fair value of warrants payable resulted in a gain of $0.6 million compared to a gain of $4.9 million for the prior period. This resulted in an increase of net loss by $4.3 million. The modification of the fair value of warrants payable is a result of the revaluation of the Company’s warrant obligation, with an increase in the gain in value of the obligation primarily driven by favourable variances in the Company’s share price during the valuation period.
●	Impairment of goodwill increased by $4.5 million from $1.4 million in the prior period to $5.9 million in the current period. This is a result of an adjustment of goodwill relating to the Company’s wholly -owned subsidiary, Eden Games.
●	The change in fair value of the conversion feature of the convertible debt for the current period was $1.5 million compared to $Nil in the prior period. The expense is a result of the valuation of probabilities of the exercise of convertible debt held by the debtholders into common shares.
●	Direct costs increased by $1.0 million to $3.6 million for the year ended August 31, 2019, reflective of production costs in Eden Games, as compared with $2.6 million during the year ended August 31, 2018.
●	Amortization and depreciation increased by $0.7 million from $1.7 million during the prior period to $2.4 million in the current period. This is a result of the increased amortization of intangibles related to Eden Games, Stream Hatchet and Ideas & Cars.

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

●	Share-based payments decreased by $2.3 million to $0.0 million from $2.3 million in the prior period. This expense release to the Black-Scholes value of stock options issued during the respective reporting periods to employees, directors and consultants of the Company.
●	Consulting decreased by $1.9 million to $0.8 million from $2.7 million and salaries and wages increased by $0.1 million to $1.7 million from $1.6 million. Staffing and consultant levels were reduced between periods primarily in PGL Nevada, Ideas & Cars and the corporate head office staff.
●	Impairment of intangible assets was $Nil in the current period and $1.7 million in the prior period. Provisions were made for both brands and contracts in the prior period.
●	Write-down of long-term investment totaled $Nil in the current period and $1.6 million in the prior period. The prior period write-down relates to the Company’s investment in Alt-Tab Productions.
●	Sponsorship and tournament expenses decreased by $0.6 million to $0.6 million from $1.2 million. The change is a result of the Company deemphasizing the tournaments and events in PGL Nevada during the current period.
●	Foreign exchange gain/loss fluctuated by $0.3 million between periods to a gain of $0.2 million during the current period compared to a loss of $0.1 million during the prior period. The company transacts a significant portion of its business in currencies other than United States Dollars, namely British Pounds, Canadian Dollars and Euros.

SELECTED QUARTERLY INFORMATION

A summary of selected information for each of the quarters presented below is as follows:

	Net Loss
For the Period Ended	Total ($)	Basic and diluted loss per share ($)	Total assets ($)
August 31, 2019	(10,127,745)	(6.28)	10,685,697
May 31, 2019	(2,058,314)	(0.95)	13,144,665
February 28, 2019	(1,195,488)	(0.75)	13,731,836
November 30, 2018	(1,356,451)	(0.75)	14,206,010
August 31, 2018	(9,818,790)	(5.25)	14,908,615
May 31, 2018	119,992	(0.00)	20,318,954
February 28, 2018	79,758	(0.00)	21,175,895
November 30, 2017	(1,884,423)	(1.50)	7,897,520

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

LIQUIDITY AND CAPITAL RESOURCES

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As the Company does not presently generate sufficient revenue to cover its costs, managing liquidity risk is dependent upon the ability to secure additional financing. The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, as necessary. While management and the Board have been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities.

As at August 31, 2019, the Company had a cash balance of $2.8 million (August 31, 2018: $0.6 million), to settle current liabilities of $5.4 million (August 31, 2018: $7.5 million). This represents a working capital deficiency of $0.0 million (August 31, 2018: deficiency of $1.3 million) which is comprised of current assets less current liabilities, excluding long-term debt, contingent performance share obligation, convertible debt and conversion feature of convertible debt. The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $39.8 million as at August 31, 2019 (August 31, 2018: $25.0 million).

SHARE CAPITAL STRUCTURE

As at the date of this document, the Company had 14,082,385 issued and outstanding common shares, 6,798,595 warrants exercisable between $0.29 (CAD$0.38) and $50.92 (CAD$67.70), expiring between October 20, 2019 and August 8, 2024, and 27,933 stock options with a weighted average exercise price of $11.08 (CAD$14.73).

SHARE CONSOLIDATIONS

Two share consolidations occurred during the period from September 1, 2018 to February 13, 2020:

●	On June 5, 2019, subject to shareholder approval granted May 11, 2018, the Company consolidated its common shares on a 15 to 1 basis.
●	On October 18, 2019 (post the Company’s August 31, 2019 fiscal year end), the Company further consolidated its common shares on a 5 to 1 basis.

COMMITMENTS AND CONTINGENCIES

Operating Leases

Eden Games is obligated under operating leases for use of its office premises for the period ending April 15, 2025. Eden Games can end the lease at end of every three-year period on six months advance notice. Payment of €25,000 ($27,463) is required every quarter. Annual future minimum rental payments under operating leases are as follows: 2020 € 100,000 ($109,851); 2021 € 100,000 ($109,851); and 2022 € 31,250 ($34,328).

Ideas + Cars is obligated under the terms of a facilities use agreement for event and meeting premises amounting to €180,851 ($198,997) for an event planned in July 2020.

Royalty Expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4% to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements. Royalty expenses were €nil ($nil) and €125,560 ($149,880) for the years ended August 31, 2019 and 2018, respectively.

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

Software Contract

The Company is committed under the terms of a software license agreement until June 1, 2021 for annual fees of $87,907, or $154,484 in aggregate.

Consulting Contracts

Under the terms of three consulting agreements, the Company is committed to pay 0.5% of tokens issued to each consultant, should the Company ever undertake a initial coin offering. Under the terms of a consulting agreement dated July 27, 2017, the Company is committed to pay six months severance in the event of termination, amounting to £144,500 ($175,911). If revenue from the Eden Games mobile app exceeds £100,000 ($121,561) in a month, in the first year of this agreement, a bonus equal to 2.5% of the excess shall be paid up to a maximum of £100,000 ($121,561) on an annual basis. Each successive year, the monthly target will increase by 20% but the maximum will remain at £100,000 ($121,561). As no triggering events have taken place related to the contingencies to August 31, 2019, no provision has been made in these consolidated financial statements.

The Company is committed under the terms of a business development services contract for aggregate payments of CAD$586,500 ($441,143) over a period of 36 months commencing July 1, 2019 to Rockstar Kids Ltd., a corporation controlled by a company where a senior officer is a director of Torque.

The Company is committed under the terms of a management services agreement commencing September 3, 2019 for six months at $20,000 per month and a 25% success fee, or $150,000 in aggregate.

Employment Contracts

Under the terms of an employment contract undertaken with the Company’s controller, the Company is committed to pay three months severance in the event of termination, amounting to $42,500. Additionally, the controller’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

Litigation

The Company is subject to various claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations or liquidity.

Contingent Consideration and Shares to be Issued

In connection with the Company’s acquisition of IDEAS+CARS Ltd. on July 27, 2017, the principal shareholder of IDEAS+CARS, entered into a three-year agreement with the Company to act as Chief Marketing Officer of the Company and received CAD$357,000 ($256,911) of common shares (5,535 shares issued January 17, 2018) and up to 106,667 additional common shares upon meeting certain performance milestones based on an issuance price of the greater of CAD$43.50 ($32.72) and the common share closing price on the day prior to the respective milestone date. The agreement stipulates an equivalent share payout of CAD$600,000 ($451,320) in the first year, and CAD$957,000 ($720,000) on the second, third, and fourth anniversaries of the agreement upon meeting annual revenue targets of £272,000 ($347,700), £416,047 ($531,900), £535,707 ($684,900) and £655,023 ($837,400) in the first through fourth years, respectively, with a minimum share equivalent payout of CAD$400,000 ($300,880) annually.

As at August 31, 2019, the estimated fair value of the contingent consideration is $473,363 (2018 - $667,342), which is calculated based on a combination of probabilities ranging from 5%-10% (2018 – 10%-100%) of meeting milestone targets, and a discount rate of 19% (2018 – 19%). Based on milestones met to August 31, 2019, $760,216 (2018 -$455,736) was reflected as shares to be issued as at August 31, 2019.

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

RELATED PARTY TRANSACTIONS

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

	2019	2018

Total compensation paid to key management	$1,401,723	$1,112,051
Share based payments	$28,834	$1,853,445

Total compensation paid to key management is recorded in consulting and salaries and wages in the statement of loss and comprehensive loss for the years ended August 31, 2019 and 2018.

Amounts due to related parties as at August 31, 2019 with respect to the above fees were $124,717 (2018 - $252,797). These amounts are unsecured, non-interest bearing and due on demand.

Included in accounts and other receivables is $35,365 (2018 - $nil) in advances due from the Company’s Chief Executive Officer. This amount is unsecured, bear no interest and are due on demand.

Included in prepaid expenses is $431,608 (2018 - $nil) for future consulting fees paid to a corporation related to a company of which a director of the Torque is a senior officer.

During the year ended August 31, 2019, the Company expensed $87,281 (2018 - $115,989) to Marrelli Support Services Inc. (“Marrelli Support”) and DSA Corporate Services Inc. (“DSA”), together known as the “Marrelli Group” for: (i) Robert D.B. Suttie to act as Chief Financial Officer (“CFO”) of the Company; (ii) Bookkeeping and office support services; (iii)Corporate filing services; and (iv) Corporate secretarial services. The Marrelli Group is also reimbursed for out of pocket expenses. Both Marrelli Support and DSA are private companies. Robert Suttie is the President of Marrelli Support.

During the year ended August 31, 2018, 16,667 common shares were issued through the exercise of options, in aggregate, to two directors of the Company on exercise of stock options to settle debt of $135,118.

During the year ended August 31, 2018, 13,295 units were issued to three directors pursuant to the January 9, 2018 and July 13, 3018 private placement for gross proceeds of $412,954.

On January 12, 2018, the Company granted 14,667 stock options to directors of the Company with an exercise price of CAD$54.00 ($40.62) per share, expiring on January 12, 2023.

On January 13, 2018, the Company granted 3,333 stock options to a director of the Company with an exercise price of CAD$54.75 ($41,18) per share, expiring on January 12, 2023.

On January 19, 2018, the Company granted 10,000 stock options to an officer of the Company with an exercise price of CAD$54.00 ($40.62) per share, expiring on January 12, 2023.

On July 25, 2018, the Company granted 66,667 stock options to an officer of the Company with an exercise price of CAD$10.50 ($7.90) per share, expiring on July 25, 2025.

On October 30, 2017, the Company granted 40,000 stock options to a director with an exercise price of CAD$58.50 ($44.00) per share, expiring on October 30, 2027. During the year ended August 31, 2018, these options were cancelled.

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

On November 3, 2017, the Company granted 6,667 stock options with an exercise price of CAD$60.00 ($45.13) per share, expiring on November 3, 2022 to a director of the Company. During the year ended August 31, 2018, these options were cancelled.

On November 22, 2017, the Company granted 13,333 stock options with an exercise price of CAD$57,75 ($43,44) per share, expiring on October 31, 2018 to an officer of the Company. The options were cancelled subsequent to the year ended August 31, 2018. During the year ended August 31, 2018, 10,000 and 3,333 options, with exercise prices of CAD$54.00 ($40.62) and CAD$54.75 ($41.18), respectively, granted to a director of the Company were cancelled.

On September 14, 2018, the Company granted 26,667 stock options with an exercise price of CAD$9.75 ($7.33) per share, expiring on September 14, 2025 to the Chief Executive Officer of the Company.

CRITICAL ACCOUNTING ESTIMATES

Use of Management Estimates, Judgments and Measurement Uncertainty

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the consolidated financial statements. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

Foreign Currency Translation

Under IFRS, each entity must determine its own functional currency, which becomes the currency that entity measures its results and financial position in. Judgment is necessary in assessing each entity’s functional currency. In determining the functional currencies of the Company and its subsidiaries, the Company considered many factors, including the currency that mainly influences sales prices for goods and services, the currency of the country whose competitive forces and regulations mainly determine the sales prices, and the currency that mainly influences labour material and other costs for each consolidated entity.

Valuation of Warrant Liability

The Black-Scholes pricing model is used to determine the fair value for the warrants and utilizes subjective assumptions such as expected price volatility which is based on comparable companies, expected life of the warrant at the risk free rate. Any changes in these input assumptions can significantly affect the fair value estimate.

Income, Valued Added, Withholding and Other Taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

Business Acquisitions

The determination of whether a transaction meets the definition of a business combination under IFRS 3 or constitutes an asset acquisition is subject to judgment. Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of acquisition date fair values and the value of contingent consideration often requires management to make assumptions and estimates about future events and discount rates. The assumptions with respect to the identification and fair value of intangible assets require a high degree of judgment and include estimates for future operating performance, discount rates, technology migration factors and terminal value rates.

The assumptions with respect to valuation of contingent consideration require a high degree of judgment and include estimates for future operating performance and discount rates. Under the terms of the acquisition of Eden Games, the Company is obligated to pay certain additional consideration amounts based on performance milestones being met by Eden Games.

As at August 31, 2019 and 2018 these milestones had been met. The value of the contingent consideration at August 31, 2019 was $nil (2018 - $1,446,719). The Company was also obligated to pay certain additional amounts based on performance milestones related to the IDEAS + CARS acquisition.

Where put options are issued on non-controlling interests, judgement is required in determining whether the risks are considered to be transferred to the parent or whether the risks remain with the non-controlling interest.

Goodwill and Intangible Assets Valuation

Goodwill and intangible assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount. Management uses judgment in estimating the recoverable values of the Company’s cash-generating units (“CGUs”) and uses internally developed valuation models that consider various factors and assumptions including estimates for future operating performance, discount rates, technology migration factors and terminal value rates. The use of different assumptions and estimates could influence the determination of the existence of impairment and the valuation of goodwill and intangible assets.

Valuation of Share-based Payments

The valuation of stock options involves key estimates such as volatility, forfeiture rates, estimated lives, market rates, and likelihood of performance measures being met.

Revenue Recognition

Judgement is required in identifying performance obligations and the timing of satisfaction of the performance obligations.

ACCOUNTING PRONOUNCEMENTS ADOPTED DURING THE YEAR

Accounting Pronouncements Adopted During the Year

The Company has adopted IFRS 15 – Revenue from Contracts with Customers, on September 1, 2018. IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard.

Revenues reflect the consideration to which the Company expects to be entitled to, in exchange for the transfer of promised goods or services as described below and categorized by operating segments.

The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process: (i) Identifying the contract with a customer; (ii) identifying the performance obligations; (iii) determining the transaction price; (iv) allocating the transaction price to the performance obligations; and (v) recognizing revenue when/as performance obligation(s) are satisfied.

The Company’s revenue from the sale of game development services are considered to be revenue from contracts with customers. These contracts relate to the development of gaming applications, which are assessed as a single performance obligation and satisfied over time. Revenue is recognized over time by measuring progress towards completion of the performance obligation. Each customer contract contains deliverables based on a milestone schedule. The customer assumes control of each deliverable upon acceptance and as such, this is the best estimate in measuring satisfaction of the performance obligation.

Membership income is recognized when there is persuasive evidence that a contract or other arrangement exists, collection is reasonably assured and the entity has satisfied all its performance obligations and therefore, has provided service or delivered the product to the customer. The fee billed to customers is recognized as revenue at the end of each month. Revenue from non-recurring transactions are recognized when services are provided in accordance with the contract.

Esports event revenue is recognised upon completion of the event. In some cases, judgement is required in determining whether the customer is a business or the end consumer. This evaluation was made on the basis of whether the business obtains control of the product before transferring to the end consumer.

Control of the product transfers at a point in time either upon access to completed code to or receipt by the customer, depending on the contractual terms. The Company recognizes revenue in an amount that reflects the consideration that the Company expects to receive taking into account any variation that may result from rights of return.

As the Company does not enter into contracts with its customers where, once performance has occurred, the Company’s right to consideration is dependent on anything other than the passage of time, the Company does not presently have any contract assets. The related accounts receivable balances are recorded in the balance sheet as trade receivables and generally have terms of 30 days.

IFRS 9 – Financial instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009, October 2010, November 2013 and finalized in July 2014. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value through profit or loss and those measured at amortized cost, with the determination made at initial recognition. The classification depends on an entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting. However, there is no impact to the Company from these amendments as it does not apply hedge accounting. On September 1, 2018, the Company adopted these amendments.

The new hedge accounting guidance had no impact on the Company’s consolidated financial statements.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains the primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVTOCI”) and fair value through profit and loss (“FVTPL”).

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

Below is a summary showing the classification and measurement bases of the financial instruments as at September 1, 2018 as a result of adopting IFRS 9 (along with comparison to lAS 39).

Classification	IAS 39	IFRS 9

Cash	Loans and receivables	Amortized cost
Accounts and other receivables	Loans and receivables	Amortized cost
Deposits	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Convertible debentures	n/a	FVTPL
Contingent consideration	Other financial liabilities	Amortized cost
Put option redemption liability	Other financial liabilities	Amortized cost
Warrant liability	FVTPL	FVTPL
Customer points liability	Other financial liabilities	Amortized cost
Promissory notes payable	Other financial liabilities	Amortized cost
McLaren loan	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost

There was no impact on the Company’s consolidated financial statements as result of adopting IFRS 9.

MANAGEMENT CHANGES

On April 8, 2019, the Company announced that Darren Cox was appointed as president and director. Mr. Cox was the founder of Nissan and Sony’s GT Academy, Mr. Cox previously served as Nissan’s Head of Global Motorsport. Further, on July 17, 2019, the Company announced it had appointed Mr. Cox as its Chief Executive Officer, replacing Mr. Steve Shoemaker.

On April 8, 2019, the Company announced that both Mr. Ron Spoehel and Mr. Alex Igelman resigned from the Board of the Company.

As of the date of this report the Board the following are the members of the Board: Darren Cox, Peter Liabotis and Bryan Reyhani.

The Company’s business and operations are dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees.

FINANCIAL RISK MANAGEMENT

Risk Management

In the normal course of business, the Company is exposed to a number of risks that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

Fair Values

The Company has designated its cash and short term and long term investments as FVTPL which are measured at fair value. Fair value of cash is determined based on transaction value and is categorized as a Level 1 measurement. Short term investments are categorized as Level 2 measurement, long-term investment is classified as Level 3 measurement, and warrant liability is categorized as Level 2 measurement.

●	Level 1 - includes quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2 - includes inputs that are observable other than quoted prices included in Level 1.
●	Level 3 - includes inputs that are not based on observable market data.

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

As at August 31, 2019 and 2018, both the carrying and fair value amounts of the Company’s cash, accounts and other receivables, government remittances receivable, accounts payable, promissory notes payable and accrued liabilities, McLaren loan, put option redemption liability, customer points liability, and contingent consideration are approximately equivalent due to their short term nature.

Fair Value of Financial Instruments

The following table presents the changes in fair value measurements of the investment in Alt Tab classified as Level 3 during the years ended August 31, 2019 and 2018. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	2019	2018
Balance, beginning of year	$-	$1,328,077
Purchase at cost	-	242,700
Unrealized (loss)	-	(1,570,777)

Balance, end of year	-	-

A sensitivity analysis was performed on key inputs of the convertible debenture valuation; volatility, share price and conversion price.

●	A 10% increase or decrease in volatility would result in a $7,000 change in the fair value of the convertible debt outstanding as of August 31, 2019.
●	A 10% increase or decrease in share price would result in a $200,000 change in the fair value of the convertible debt outstanding as of August 31, 2019.
●	A 10% increase or decrease conversion price would result in a $13,000 change in the fair value of the convertible debt outstanding as of August 31, 2019.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to accounts and other receivables. Management believes credit risk with respect to financial instruments included in accounts and other receivable is minimal. As at August 31, 2019 and 2018, all of the Company’s accounts receivable are current and the allowance for doubtful accounts is $nil. The Company’s maximum exposure to credit risk as at August 31, 2019 and 2018 is the carrying value of accounts and other receivables.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations. The Company manages its liquidity risk by forecasting it operations and anticipating its operating and investing activities. All amounts comprising of accounts payable and accrued liabilities. Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations. The Company manages its liquidity risk by forecasting it operations and anticipating its operating and investing activities. All amounts comprising of accounts payable and accrued liabilities, customer points liability, McLaren Loan, put option redemption liability, contingent consideration, current portion of long-term debt and promissory notes payable of $4,862,086 (2018 - $6,635,775) are due within one year.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market risk factors. The market risk factor that affects the Company is foreign currency risk.

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

Foreign Currency Risk

The Company is exposed to foreign currency risk due to the timing of their accounts payable balances, valuation of its warrant liability and contingent share obligation due to the use of prevailing exchange rates in the valuation process. The risk associated with accounts payable mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. Warrant liability and contingent share liability are noncash items with foreign exchange variances presented as gains or losses on the Company’s consolidated statements of loss and comprehensive loss. Aside from these items, the Company is not exposed to significant foreign currency risk based on its current operations.

Concentration of Risk

During the year ended August 31, 2019, two (2018 - three) customers represented 75% (2018 - 87%) of revenue and as at August 31, 2019, 54% (2018 - 75%) of accounts and other receivables.

Sensitivity Analysis

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over the next twelve months:

The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, GBP and Canadian dollars. Sensitivity to a plus or minus one percentage point change in exchange rates would impact the reported net loss by approximately $37,836 for the year ended August 31, 2019 (2018 - $125,000). The Company is also exposed to foreign currency risk on fluctuations of financial instruments related to short-term debt, long-term debt, promissory notes payable and convertible debt. Sensitivity to a plus or minus one percentage point change in exchange rates would impact the reported net loss by approximately $134,011 for the year ended August 31, 2019 (2018 - $3,041).

CAPITAL MANAGEMENT

The Company considers its capital to be its shareholders’ equity. As at August 31, 2019, the Company had shareholders’ deficiency of $ 7,960,633 (2018 - shareholders’ equity of $6,789,672. The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise. The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the years ended August 31, 2019 and 2018. The Company is subject to Policy 2.5 of the TSXV Venture Exchange (“TSXV”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of August 31, 2019, the Company was not compliant with Policy 2.5.

Torque Esports Corp. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the years ended August 31, 2019 and 2018

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

CURRENT GLOBAL FINANCIAL CONDITIONS AND TRENDS

Securities of gaming and technology companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors incl ude macroeconomic developments globally and market perceptions of the attractiveness of particular industries. The price of the securities of companies is also significantly affected by short-term currency exchange fluctuation and the political environment in the countries in which the Company does business. As of August 31, 2019, the global economy continues to be in a period of significant economic volatility, in large part due to US, European, and Middle East economic and political concerns which have impacted global economic growth.

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